Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the “Company”) will be held on April 2, 2021, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2020 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (“Luxembourg GAAP”). Further, because the Company's common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2020 have also been prepared on a consolidated basis in accordance with international financial reporting standards (“IFRS”).

Enclosed with this mailing are the convening notice to the Annual General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company's transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martin Migoya
Martin Migoya
Chairman of the Board of Directors

March 2, 2021

GLOBANT S.A.

société anonyme

37A, Avenue J.F. Kennedy,

L-1855, Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 2, 2021 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on April 2, 2021, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

The agenda of the meeting is the following:

AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2020 and on the annual accounts of the Company for the financial year ended on December 31, 2020.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2020.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended on December 31, 2020.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2020, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2020.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2020.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts as of December 31, 2020, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2020.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a loss of USD 8,252,380.63 during the financial year ended on December 31, 2020 and resolves to carry forward this loss of USD 8,252,380.63 to the following financial year”.

Recommendation:

The Board of Directors notes that, although at a consolidated level the Company has made a gain of USD 54,217,000 during the financial year ended on December 31, 2020, at an individual (stand-alone) level the Company has made a loss of USD 8,252,380.63 during such same period. The Board of Directors further notes that this loss at an individual (stand-alone) level is primarily related to the expenses incurred by the Company in the context of the offer and sale of the Company’s common shares in the public market in June 2020.

The Board of Directors recommends a vote FOR the allocation of the result from the 2020 fiscal year at an individual (stand-alone) level, as set forth below:

Result of the financial year	USD	(8,252,380.63)
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	(8,252,380.63)

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2020.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2020.”

Recommendation:

In accordance with applicable Luxembourg law and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2020, all directors who were members of the Board of Directors during the financial year ended on December 31, 2020, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2020.

6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2021.

Draft resolutions (Resolution V)

“The general meeting approves the following mix of cash and share based compensation payable to the non-executive members of the board of directors for the financial year 2021:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Mr. Mario Vazquez	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Alvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Mrs. Maria Pinelli	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

The share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan. Both the cash and share based compensation shall be paid in quarterly installments, with share based compensation vesting on the first anniversary of the date of grant. The vesting of granted awards shall not be subject to continued service on the Company's board of directors and shall not be tied to performance requirements.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company, as well as reviewing and making recommendations to the Board of Directors with respect to the Company’s incentive-compensation plans and equity-based plans.

After careful review and consideration, the Compensation Committee proposes to maintain the same fee arrangement for the Company’s non-executive directors which was approved by the Company’s shareholders during the Annual General Meeting held on April 3, 2020, and therefore pay the following mix of cash and share based compensation to the non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the 2021 financial year which will end on December 31, 2021:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Mr. Mario Vazquez	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Alvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Mrs. Maria Pinelli	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

The share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan. Both the cash and the share based compensation shall be paid in quarterly installments, with share based compensation vesting on the first anniversary of the date of grant. The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

In the event a non-executive director steps down from the Board of Directors at any time before the next annual general meeting any quarterly payments and/or grants due after their departure shall be forfeited and the Company shall be entitled to offer them to a replacement non-executive director.

The Compensation Committee believes that the mix of cash and share based compensation proposed, which is the same mix of cash and share based compensation approved for the fiscal year 2020, is reasonable and within a range of compensation arrangements of other non-executive board members of comparably-sized companies listed on the New York Stock Exchange and therefore the recommendation of the Committee is to maintain the same mix and amounts for the fiscal year 2021.

With respect to the share based compensation, the Compensation Committee has also considered that U.S. companies commonly issue share based compensation to non-executive directors, and the Company, which is listed on the New York Stock Exchange, has adopted this approach to better reflect U.S. market practice.

Further, the Compensation Committee believes that payment of a portion of their compensation to our non-executive directors in the form of restricted stock units not only serves as a recruiting and incentive instrument, but also acts to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders, by motivating participants to focus on shareholder value and returns.

The Compensation Committee notes that the proposed cash and share based compensation covers the full amount of cash and share based compensation to be paid to non-executive directors for the period commencing after the approval thereof by the annual general meeting of shareholders, and up to the date of the annual general meeting of shareholders to be held in 2022 to resolve on the approval of the annual accounts of the Company for the financial year ending on December 31, 2021.

None of our executive officers who are also members of our Board of Directors shall receive cash or share based compensation for his service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash and share based compensation to the non-executive members of the Board of Directors for the financial year ending on December 31, 2021.

7. Appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021.

Draft resolution (Resolution VI)

“The general meeting renews the mandate of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee recommends a vote FOR the re-appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.

8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021.

Draft resolution (Resolution VII)

“The general meeting appoints Price Waterhouse & Co. S.R.L., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee of the Company recommends a vote FOR the re-appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.

9. Re-appointment of Mr. Martín Migoya as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2024.

Draft resolution (Resolution VIII)

“The general meeting re-appoints Mr. Martin Migoya as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Martin Migoya has a solid background as a successful entrepreneur and businessman. In his years of service as Chairman of the Board of Directors since he co-founded the Company, he has led the Board of Directors with unparalleled compromise, objectivity and focus, enabling excellent Company results and a strong solid growth.

Mr. Migoya’s concurrent roles as chief executive officer and a member of the Board of Directors contribute to a constructive relationship and streamlined interaction between the Board of Directors and the Company’s management, all of which enables the Board of Directors to have an efficient oversight of the Company’s management and adequate visibility on main initiatives. In this regards, the Corporate Governance and Nominating Committee notes that the combination of roles as chief executive officer and chairman of the Board of Directors does not represent a conflict for the operation of the Board of Directors because the majority of directors are independent directors and all committees of the Board of Directors are composed of independent directors as well.

The Corporate Governance and Nominating Committee believes that Mr. Migoya’s intimate knowledge of the Company’s business and the technology services industry are unique attributes which are very valuable for a Board of Directors position. The Corporate Governance and Nominating Committee further notes that Mr. Migoya’s leadership and his contributions as chairman of the Board of Directors are key components of the Company’s ongoing success.

Martin Migoya

Mr. Migoya has served as Chairman of our Board of Directors and Chief Executive Officer since 2005. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 (Círculo de Creativos de la Argentina) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. In 2019, he was named Top CEO of the Year at the 2019 CEO World Awards and CEO of the year by El Cronista Comercial (Argentina). He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. He co-authored two books, "The Never Ending Digital Journey" and "Embracing the power of AI", where he shares his thoughts on how technology is changing the world and how brands need to adapt to lead this revolution.

After careful review of the merits of Mr. Migoya, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Migoya as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.

10. Re-appointment of Mr. Philip Odeen as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2024.

Draft resolution (Resolution IX)

“The general meeting re-appoints Mr. Philip Odeen as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Philip Odeen is qualified to serve on our Board of Directors due to his experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit and charitable organizational experience. Mr. Odeen is a very respected member of the business community with significant experience in boards of public companies. The Corporate Governance and Nominating Committee believes that Mr. Odeen’s extensive business experience makes him a key contributor to the Board of Directors, and allows him to bring value-added contributions and guidance to the operation of the Board of Directors.

Philip Odeen

Mr. Odeen has served as a member of our Board of Directors since 2012 and chairman of Globant's Compensation Committee since 2020. Mr. Odeen has also served as a proxy director of Leonardo DRS since 2013. He was a director of Booz Allen Hamilton from 2008 to 2019. From 2009 to 2013, Mr. Odeen served as the chairman of the board of directors and lead independent director of AES Corporation, and as a director of AES Corporation from 2003 to 2013. From 2008 to 2013, Mr. Odeen served as the chairman of the board of directors of Convergys Corporation, and as a director of Convergys Corporation from 2000 to 2013. Mr. Odeen served as a director of each of QinetiQ North America, Inc. from 2006 to 2015, ASC Signal Corporation from 2009-2015, and Red Hawk from 2015-2018. From 2006 to 2007, Mr. Odeen served as chairman of the board of directors of Avaya Corporation and as a director from 2002 to 2007. He served on the board of directors of Reynolds and Reynolds Company from 2000 to 2007, and as its chairman from 2006 to 2007. Mr. Odeen was a director of Northrop Grumman from 2002 to 2008. Mr. Odeen served as chairman and Chief Executive Officer of TRW Inc., retiring from the position in December 2001. Additionally, Mr. Odeen served as Chief Executive Officer of BDM from 1992 to 1997. Prior to that he was a partner with Coopers & Lybrand from 1978 to 1992, and Vice Chairman of the Management Consulting practice from 1991 to 1992. Mr. Odeen has a Bachelor’s Degree in Government from University of South Dakota, attended University of Liverpool, England as a Fulbright Scholar, and has a Master’s Degree in Political Science from the University of Wisconsin.

After careful review of the merits of Mr. Odeen, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Odeen as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.

11. Re-appointment of Mr. Richard Haythornthwaite as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2024.

Draft resolution (Resolution X)

“The general meeting re-appoints Mr. Richard Haythornthwaite as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Richard Haythornthwaite is qualified to serve on our Board of Directors due to his extensive business experience, risk management expertise and financial understanding earned by serving as chief executive officer and director, including as chairman of the board of directors of other public companies. The Corporate Governance and Nominating Committee believes Mr. Haythornthwaite brings outstanding value to the Board of Directors due to his extensive experience through many years of strategic roles in global public companies.

Richard Haythornthwaite

Mr. Haythornthwaite has served as a member of our Board of Directors since February 2019. He served as the global chairman of the NYSE-listed Mastercard Inc. until December 31, 2020. Mr. Haythornthwaite is also Advisory Partner to Moelis & Co and chairman designate of Ocado Plc. He is a co-founder and chairman of QIO Technologies, an industrial artificial intelligence company. He is also an investor in and chairman of ARC International, the global glass tableware manufacturer. He was previously the CEO of Invensys from 2001-2005 and Blue Circle Industries from 1999-2001 having joined as Director of Asia and Europe in 1997. He spent his early career in BP from 1978-1995 before moving to Premier Oil as Commercial Director from 1995 to 1997. He has served as on the boards of Network Rail and Centrica Plc. as chairman and Cookson, Lafarge, ICI and Land Securities as non-executive director. In the UK non-for-profit sector he is the current chair of the Creative Industries Federation and former chair of the Southbank Centre and Almeida Theatre. He was educated at MIT (Sloan Fellow) and The Queen’s College, Oxford (MA Geology).

After careful review of the merits of Mr. Haythornthwaite, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Haythornthwaite as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.

12. Appointment of Ms. Maria Pinelli as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022.

Draft resolution (Resolution XI)

“The general meeting appoints Ms. Maria Pinelli as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Ms. Maria Pinelli is qualified to serve on our Board of Directors due to her previous leadership roles, international business experience, financial acumen and extensive experience in advising growth companies. In particular the Corporate Governance and Nominating Committee notes that Mrs. Pinelli not only possesses a solid financial and business background but also a significant experience in strategic initiatives and innovation projects involving large multinational companies at a global level. Further, the Corporate Governance and Nominating Committee believes that Mrs. Pinelli’s background and experience will be of unparalleled value to the Board of Directors in its plan to continue leading the Company with sustained growth and innovation.

Maria Pinelli

Ms. Pinelli is a Senior Global Executive, Director and former EY Partner. She recently retired from EY and today serves as a board member on Clairm Acquistion Corp. (NASDAQ: CLRMU). Ms. Pinelli was Global Vice Chair of Ernst & Young LLP (EY) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving entrepreneurs, private and public companies poised for exponential growth. For this multi-billion dollar business, Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa Asia Pacific and Japan regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading this global business of EY, Ms. Pinelli was EY’s America’s Director of Strategic Growth Markets from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre IPO companies, public and private equity backed businesses. As a recognized expert commentator on the trends that are driving global activity in the IPO market, entrepreneurship and innovation, and economic growth, Ms. Pinelli is a sought after speaker and testified before the subcommittee of the US House Financial Services Committee on the US competitiveness and global IPO trends and capital raising. Following her global role, from 2018-2020 Ms. Pinelli led EY’s Consumer Products and Retail sector based in the US Southeast. Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom and prior to her EY Global and America’s role was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She was involved in multiple IPOs and M&A Strategic Transactions over her career. A Bachelor of Commerce graduate of McMaster University, Canada and executive programs at Harvard Business School and Kellogg School of Management, she was recognized by “Lean-In” for her support of women, and has spoken at the Most Powerful Women Summit, Davos, and G20 Summits as well as was featured in the WSJ, Bloomberg, CNBC, and Squawk Box. She was admitted to the Committee 200 and named to the list of Power 100 Women, celebrating the Square Mile’s Most Inspirational Women in the city of London, UK. Ms. Pinelli’s community support includes her previous roles as Chair of the Network for Teaching Entrepreneurship, as a member of the World Economic Forum Global Growth Company Advisory Committee and her corporate, government and entrepreneurial support for innovation and entrepreneurs.

After careful review of the merits of Ms. Pinelli, the Corporate Governance and Nominating Committee recommends a vote FOR the appointment of Mrs. Pinelli as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.

13. Approval and ratification of the adoption and implementation of the Globant S.A. 2021 Employee Stock Purchase Plan.

Draft resolution (Resolution XII)

“The general meeting approves and ratifies the adoption and implementation of the Globant S.A. 2021 Employee Stock Purchase Plan.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company, as well as reviewing and making recommendations to the Board of Directors with respect to the Company’s incentive-compensation plans and equity-based plans.

The Compensation Committee believes that it is in the best interest of the Company to adopt the Globant 2021 Employee Stock Purchase Plan (the “Plan”), which has already been approved by the Board of Directors and is now subject to approval and ratification by the Company’s shareholders. The Compensation Committee notes that the purpose of the Plan is to advance the interests of the Company and its shareholders by providing an incentive to attract, retain and reward certain eligible employees of the Company and by motivating such persons to contribute to the growth and profitability of the Company. Further, the Compensation Committee notes that the Company seeks and hires talent from different markets globally and that the adoption of the Plan is necessary for the Company to be able to offer similar benefits as other competing companies that already have employee stock purchase plans in place which are similar to the Plan.

The Compensation Committee notes that pursuant to a benchmark executed by the Company, the terms of the Plan are within market practice for this type of benefits. The main terms of the Plan are outlined below, and a copy of the Plan has been made available as material for this Annual General Meeting of Shareholders along with this convening notice:

General:

The Plan provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares, nominal value of $1.20 per share (the “Common Shares”).

The Plan is comprised of the Section 423 Plan and the Non-423 Plan. The Company intends that the Section 423 Plan qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code (the “Code”) (including any amendments or replacements of such section), and the Section 423 Plan shall be so construed. The Non-423 Plan, which is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, is intended to provide eligible employees employed by non-U.S. subsidiaries with an opportunity to purchase Common Shares pursuant to the terms and conditions of the Plan but not necessarily in compliance with the requirements of Section 423 of the Code.

Eligible employees will be allowed to participate in the Plan with a limit of USD $25,000 investment per employee per calendar year.

Common Shares Subject to the Plan:

Subject to adjustment as provided in the Plan, the maximum aggregate number of common shares issuable under the Plan shall be 100,000 Common Shares (the “Initial Total Share Pool”), of which 30,000 Common Shares (the “Initial 423 Pool”) shall be the maximum aggregate number of shares of Stock that may be issued under the Section 423 Plan. Thereafter, such maximum number of Common Shares that may be issued under the Plan shall be cumulatively increased on a pro rata basis, such that the ratio of the Initial Total Share Pool and the Initial 423 Pool remains unchanged, automatically on January 1, 2022 and on each subsequent January 1, through and including January 1, 2031, by a number of Common Shares (the “Annual Increase”) equal to the smallest of (a) 0.005 (0.5%) of the number of Common Shares issued and outstanding on the immediately preceding December 31, (b) 200,000 Common Shares, or (c) an amount determined by the Board of Directors; such that the number of Common Shares that may be issued in any case under the Plan shall not exceed 2,100,000 Common Shares, of which 630,000 shall be the maximum aggregate number that may be issued under the Section 423 Plan.

Common Shares issued under the Plan may consist of Common Shares reacquired in open market purchases. The Company intends to adopt a 10b5-1 plan in furtherance of such share repurchases. Such repurchases would be executed by the Board of Directors pursuant to the authorization granted by the general meeting of shareholders of the Company on May 31, 2019, according to the conditions set forth in article 430-15 of Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”).

Pursuant to such authorization, the Board of Directors may repurchase up to a maximum number of shares representing 20% of the issued share capital for a net purchase price that is (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our Board of Directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders.

Eligibility:

Each employee of a participating company is eligible to participate in the Plan except (a) with respect to the Section 423 Plan, any employee who is customarily employed by the participating company group for 20 hours or less per week or for not more than five months in any calendar year, and (b) that with respect to the Non-423 Plan, the Compensation Committee may determine that only certain categories of employees of a participating company may be eligible to participate in the Plan, excluding all other employees of such participating company. However, an employee may not be granted rights to purchase Common Shares either under the Section 423 Plan or the Non-423 Plan, if such employee immediately after the grant would own Common Shares or options to purchase Common Shares possessing 5.0% or more of the total combined voting power or value of all classes of our share capital.

Operation of the Plan; Participant Contributions:

The Plan will typically be implemented through consecutive six-month offering periods, and permits participants to purchase Common Shares through payroll deductions of up to 10.0% of their eligible compensation, which includes regular base wages or salary, overtime payments, shift premiums and payments for paid time off, but exclusive of sign-on bonuses, annual or other incentive bonuses, commissions, profit-sharing distributions or other incentive-type payments, any contributions made by a participating company on the employee’s behalf to any employee benefit or welfare plan now or hereafter established (other than amounts deferred pursuant to Section 401(k) or Section 125 of the Code), payments in lieu of notice, payments pursuant to a severance agreement, termination pay, moving allowances, relocation payments, or any amounts directly or indirectly paid pursuant to the Plan or any other share purchase, share option or other share-based compensation.

Notwithstanding the foregoing, where payroll deductions on behalf of participants who are citizens or residents of countries other than the United States (without regard to whether they are also citizens of the United States or resident aliens) are prohibited or made impracticable by applicable local law, the Compensation Committee may establish a separate offering (a “Non-United States Offering”) covering all eligible employees of one or more participating companies subject to such prohibition or restrictions on payroll deductions. The Non-United States Offering shall provide another method for payment of the purchase price with such terms and conditions as shall be administratively convenient and comply with applicable local law. On each purchase date of the offering period applicable to a Non-United States Offering, each participant who has not withdrawn from the Plan and whose participation in such offering period has not otherwise terminated before such purchase date shall automatically acquire a number of whole Common Shares determined in accordance with the applicable provisions of the Plan to the extent of the total amount of the participant’s Plan account balance accumulated during the offering period in accordance with the method established by the Compensation Committee and not previously applied toward the purchase of Common Shares.

Purchase Price; Timing of Purchases:

Amounts deducted and accumulated from participant compensation will be used to purchase Common Shares at the end of each offering period. Under the terms of the Plan, with respect to participants in the Section 423 Plan, the purchase price of the shares shall not be less than 85.0% of the lower of the fair market value of a Common Share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the Plan and unless otherwise provided by the Compensation Committee, the purchase price for each offering period shall be 90% of the fair market value of a Common Share on the purchase date.

On the offering date of each offering period, each participant in such offering period will be automatically granted an option to purchase the lesser of (a) that number of whole Common Shares determined by dividing the Dollar Limit (as defined below) by the fair market value of a Common Share on such offering date or (b) the Share Limit (as defined below). The Compensation Committee may, in its discretion and prior to the offering date of any offering period, (i) change the method of, or any of the foregoing factors in, determining the number of Common Shares subject to purchase rights to be granted on such offering date, or (ii) specify a maximum aggregate number of Common Shares that may be purchased by all participants in an offering or on any purchase date within an offering period. For the purposes of the Plan, the “Dollar Limit” shall be determined by multiplying $2,083.33 by the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole dollar, and the “Share Limit” shall be determined by multiplying 200 shares by the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole share.

Notwithstanding any provision of the Plan to the contrary, no participant (whether participating in the Section 423 Plan or the Non-423 Plan) shall be granted a purchase right which permits his or her right to purchase Common Shares under the Plan to accrue at a rate which, when aggregated with such participant’s rights to purchase shares under all other employee stock purchase plans of a participating company intended to meet the requirements of Section 423 of the Code, exceeds $25,000 in fair market value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such purchase right is outstanding at any time. For purposes of the preceding sentence, the fair market value of Common Shares purchased during a given offering period shall be determined as of the offering date for such offering period.

If insufficient Common Shares remain available under the Plan to permit all participants to purchase the number of Common Shares to which they would otherwise be entitled, the Compensation Committee will make a pro rata allocation of the available Common Shares in as uniform a manner as practicable and as the Company determines to be equitable. Any amounts withheld from participants' compensation in excess of the amounts used to purchase Common Shares will be refunded, without interest.

Administration, Amendment or Termination of the Plan:

In accordance with the terms of the Plan, the Compensation Committee will administer the Plan, including, but not limited to, have full authority to interpret the terms of the Plan, have the discretion to determine from time to time which subsidiaries shall be participating companies in the Plan, designate from time to time those participating companies whose eligible employees may participate in the Section 423 Plan and those participating companies whose eligible employees may participate in the Non-423 Plan, establish additional or alternative offering periods, different durations for offering periods or different commencing or ending dates for offering periods.

Further, the Compensation Committee, as administrator of the Plan, may at any time amend, suspend or terminate the Plan, except that (a) no such amendment, suspension or termination shall affect purchase previously granted under the Plan unless expressly provided by the Compensation Committee, and (b) no such amendment, suspension or termination may adversely affect a purchase right previously granted under the Plan without the consent of the participant, except to the extent permitted by the Plan or as may be necessary to qualify the Plan as an employee stock purchase plan pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule. In addition, to the extent required under Section 423 of the Code (or other applicable law, regulation or rule), an amendment to the Plan must be approved by the shareholders of the Company within 12 months of the adoption of such amendment if such amendment would authorize the sale of more Common Shares than are then authorized for issuance under the Plan or would change the definition of the corporations that may be designated by the Compensation Committee as "Participating Companies" (as defined in the Plan). Notwithstanding the foregoing, in the event that the Compensation Committee determines that continuation of the Plan or an offering would result in unfavorable financial accounting consequences to the Company, the Compensation Committee may, in its discretion and without the consent of any participant, including with respect to an offering period then in progress: (i) terminate the Plan or any offering period, (ii) accelerate the purchase date of any offering period, (iii) reduce the discount or the method of determining the purchase price in any offering period (e.g., by determining the purchase price solely on the basis of the "Fair Market Value" (as defined in the Plan) on the purchase date), (iv) reduce the maximum number of Common Shares that may be purchased in any offering period, or (v) take any combination of the foregoing actions.

In the event of a change in control, an acquiring or successor corporation may assume the Company’s rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The Plan will continue in effect until terminated by the administrator.

After careful review and consideration, the Compensation Committee recommends a vote FOR the approval and ratification of the adoption and implementation of the Globant S.A. 2021 Employee Stock Purchase Plan.

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The Annual General Meeting of Shareholders (the “Meeting”) shall be conducted in conformity with the voting requirements of the Companies Law, and the Company’s Articles of Association.

Each of the items to be voted on the Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Meeting.

Right to Amend the Content of the Agenda

Pursuant to the Company’s Articles of Association shareholders holding at least five percent (5%) of the Company’s issued share capital may request the adjunction of one or several items to the agenda of the Meeting, provided that the request is accompanied by a justification of or draft resolution(s). Such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the Board of Directors, 37A, Avenue J.F. Kennedy L-1855, Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meeting, i.e. on March 11, 2021. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request.

Share Capital of the Company

On the date of this Convening Notice, the Company has forty million thirty-nine thousand seventy-eight (40,039,078) common shares, of which one hundred thirty-eight thousand one hundred fifty-two (138,152) are treasury shares held by us. Each common share is entitled to one vote.

Right to Participate in the Meeting

Any shareholder who holds one or more common shares(s) of the Company on March 2, 2021, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meeting (please see below section “Procedures for Attending the Meeting, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended on December 31, 2020 prepared under EU IFRS and IFRS, the Company’s annual accounts for the financial year ended on December 31, 2020, together with the relevant management reports and audit reports, and the Globant S.A. 2021 Employee Stock Purchase Plan, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meeting, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meeting, Voting by Proxy and/or Submitting Votes

The health and well-being of our shareholders is our top priority. In view of the ongoing COVID-19 pandemic and the related limitations on travel and large gatherings, the Company is taking precautionary measures in line with the guidance from public health authorities and therefore encourages you to opt for voting by ballot paper or submitting your votes through a broker, as detailed below.

All shareholders wishing to participate in person or by voting through a proxyholder in the Meeting shall notify the Company thereof at the latest on March 29, 2021, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meeting in person shall carry proof of identity at the Meeting.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned notification, to participate and vote in the Meeting, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on March 29, 2021, at 24.00 (midnight) Luxembourg Time.

-	Attending the Meeting

If you wish to attend the Meeting you must notify the Company thereof no later than on March 29, 2021.

Shareholders need not be present at the Meeting in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on March 29, 2021, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting, on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on March 29, 2021, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, Avenue J.F. Kennedy,

L-1855, Luxembourg

R.C.S. Luxembourg B 173727

Attention: Sol Mariel Noello

Email: gcoffice@globant.com

-	Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company's transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by AST at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on March 29, 2021.

-	Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by AST before 24.00 (midnight) Luxembourg Time on March 29, 2021.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya

Martin Migoya

Title: Chairman of the Board of Directors

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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. April 2, 2021 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy. 1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2020 and on the annual accounts of the Company for the financial year ended on December 31, 2020. 2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2020. 3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2020. 4. Allocation of results for the financial year ended December 31, 2020. 5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2020. 6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2021. 7. Appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021. 8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2021. 9. Re-appointment of Mr. Martín Migoya as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2024. 10. Re-appointment of Mr. Philip Odeen as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2024. 11. Re-appointment of Mr. Richard Haythornthwaite as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2024. 12. Appointment of Ms. Maria Pinelli as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022. 13. Approval and ratification of the adoption and implementation of the Globant S.A. 2021 Employee Stock Purchase Plan. If amendments or new resolutions are presented at the Annual General Meeting, I irrevocably give the Chairman of the Annual General Meeting the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 2-13 OF THE ANNUAL GENERAL MEETING PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the ------------------ e n v e l o p e p r o v i d e d . ---------------- 040221 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. FOR AGAINST ABSTAIN MARK “X” HERE IF YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING. E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: “Globant Proxy Card”. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meeting. (Option available only until 24 o’clock Luxembourg Time on March 29, 2021) NO VOTE REQUIRED

0 14475 GLOBANT S.A. 37A, Avenue J.F. Kennedy, L-1855, Luxembourg RCS Luxembourg: B 173727 The undersigned hereby appoints the Chairman of the Annual General Meeting as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all of the common shares of Globant S.A. held of record by the undersigned at 24 o’clock Luxembourg Time on March 2, 2021, at the Annual General Meeting of Shareholders to be held at the Company’s registered office on April 2, 2021 and at any adjournments or postponements thereof. This proxy is governed by Luxembourg law. Any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. (Continued and to be signed on the reverse side) 1.1